UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Max Capital Group Ltd.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

G6052F103

(CUSIP Number)

Patrick J. Dooley, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 14, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No.	G6052F103

1		NAMES OF REPORTING PERSONS Moore Holdings, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,853,745

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,853,745

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,853,745

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.6%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Page 3 of 7 Pages

CUSIP No.	G6052F103

1		NAMES OF REPORTING PERSONS Louis M. Bacon

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,562,065

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,562,065

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,562,065

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.3%

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN; IA

Page 4 of 7 Pages

Amendment No. 5 to Schedule 13D

This Amendment No. 5 to Schedule 13D relates to common shares, par value $1.00 per share (the “Shares”), of Max Capital Group Ltd. (the “Issuer”). This Amendment No. 5 supplements the initial statement on Schedule 13D, dated August 19, 2003, and all previous amendments thereto (collectively, the “Initial Statement”), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.	Identity and Background

This Statement is being filed on behalf of (1) Moore Holdings, LLC, a Delaware limited liability company (“Moore Holdings”), and (2) Louis M. Bacon (“Mr. Bacon”), a United States citizen. Mr. Bacon: (a) is the chief executive officer and director and indirectly controls the limited partnership which serves as discretionary investment manager to Moore Global Investment, Ltd., an international business company organized under the laws of the Bahamas (“MGI”); (b) indirectly controls the limited liability company that serves as general partner of Remington Investment Strategies, L.P., a Delaware limited partnership (“Remington”); and (c) is the majority equity holder of Kendall Family Investments, LLC, a Delaware limited liability company (“Kendall”), which is the managing member of Moore Holdings. Hereinafter, Moore Holdings and Mr. Bacon, collectively, are referred to as the “Reporting Persons.”

This Statement relates to Shares held for the accounts of each of Remington, MGI, Kendall and Moore Holdings. The principal business office of each of the Reporting Persons is located at 1251 Avenue of the Americas, New York, New York 10020.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer

As of March 22, 2010, the number of Shares outstanding was 56,983,638 based on the information contained in the Issuer’s Form S-4/A filed on March 22, 2010.

(a)        (i) Moore Holdings may be deemed to be the beneficial owner of 7,853,745 Shares (approximately 13.6% of the total number of Shares outstanding taking into consideration the Distribution and the net issuance of the Shares described in Item 6 below and assuming the exercise of warrants held for its account) held for its account. This number consists of (A) 7,211,360 Shares held for its account, and (B) 642,385 Shares issuable upon the exercise of warrants held for its account.

  (ii) Mr. Bacon may be deemed the beneficial owner of 10,562,065 Shares (approximately 18.3% of the total number of Shares outstanding taking into consideration the Distribution and the net issuance of the Shares described in Item 6 below and assuming the exercise of warrants held for the account of Moore Holdings). This number consists of (A) 1,666,667 Shares held for the benefit of MGI, (B) 666,667 Shares held for the account of Remington, (C) 7,211,360 Shares held for the account of Moore Holdings, (D) 374,986 Shares held for the account of Kendall, and (E) 642,385 Shares issuable upon the exercise of warrants held for the account of Moore Holdings.

(b)       (i) Moore Holdings may be deemed to have shared power to direct the voting and disposition of the 7,853,745 Shares held for its account above.

   (ii) Mr. Bacon may be deemed to have shared power to direct the voting and disposition of the 10,562,065 Shares held for the accounts of Remington, MGI, Kendall and Moore Holdings as described above.

(c)        There have been no transactions effected with respect to the Shares by any of the Reporting Persons in the past 60 days.

(d)       (i) The shareholders of MGI have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by MGI in accordance with their ownership interests in MGI.

Page 5 of 7 Pages

                          (ii) The partners of Remington have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Remington in accordance with their partnership interests in Remington.

                          (iii) The members of Kendall have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Kendall in accordance with their rights thereto.

                          (iv) The members of Moore Holdings have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Moore Holdings in accordance with their rights thereto.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities

On March 16, 2010, Moore Holdings distributed 546,888 Shares to its members for no consideration (the “Distribution”), including 374,986 Shares to its managing member, Kendall, the certificates of which were dated April 7, 2010 and were received on April 14, 2010. In addition, on March 16, 2010, Moore Holdings executed a cashless exercise of 1,562,933 warrants held for its account, resulting in a net issuance of 544,693 Shares, the certificates of which were dated April 7, 2010 and were received on April 14, 2010. 924,863 shares of these warrants were exercised at the exercise price of $15 per share; 40,404 shares of these warrants were exercised at the exercise price of $16 per share; 75,000 shares of these warrants were exercised at the exercise price of $18 per share; and 522,666 shares of these warrants were exercised at the exercise price of $16 per share. For purposes of the cashless exercise feature, the Shares issuable upon exercise of the warrants were valued at $23.80 per share which was calculated in accordance with the terms of the warrants.

Item 7.  Material to be Filed as Exhibits

The information set forth in the Exhibit Index is incorporated herein by reference.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2010

MOORE HOLDINGS, LLC

By:	/s/ James E. Kaye
Name: James E. Kaye
Title: Vice President

LOUIS M. BACON

By:	/s/ James E. Kaye
Name: James E. Kaye
Title: Attorney-in-Fact

Page 7 of 7 Pages

EXHIBIT INDEX

Exhibit	Description

A .	Power of Attorney, dated as of July 5, 2007, granted by Louis M. Bacon in favor of James E. Kaye and Anthony J.
DeLuca (incorporated by reference to Exhibit A to Amendment No. 3 to the Schedule 13D filed with the SEC on
August 7, 2009 (File No. 005-77924))